

December 5, 2024

How Meng Hock
Chief Executive Officer
OMS Energy Technologies Inc.
10 Gul Circle
Singapore 629566

> **Re: OMS Energy Technologies Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed November 29, 2024**
> **File No. 333-282986**

Dear How Meng Hock:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Amendment to Form F-1 filed November 29, 2024

Consolidated Statements of Profit and Loss and Other Comprehensive Income, page F-5

1. We note your response to prior comment 3. Since the revision appears to be a correction of an error, please provide disclosure in accordance with IAS 8.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona Yieh